77I

Terms of new or amended securities

Fundamental Equity, Heritage and Small Cap
Growth each converted its B Class ("B Class"), effective 10/16/15.

The B Class shares of each of the funds were converted to A Class shares. A Class shares have a front end sales charge (load). The conversion of B Class shares was not a taxable event and any CDSC charges were waived.
The sales charge on A Class shares will not be waived for purchases of additional shares.